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                                                                    EXHIBIT 4(n)

                                                  [LOGO OF PACIFIC LIFE]
                                                  Pacific Life Insurance Company
                                                  700 Newport Center Drive
                                                  Newport Beach, CA  92660
                                                  A Stock Company


                           DCA PLUS FIXED OPTION RIDER

Pacific Life Insurance Company has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

This Rider adds an additional Investment Option to the Contract called the "DCA Plus Fixed Option". There is no charge for this additional Investment Option.

Definition of Terms - Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:

     Contract Value - As of the end of any Business Day, the Contract Value is equal to the sum of the Variable Account Value, plus the DCA Plus Fixed Option Value, plus any Loan Account Value.

     DCA Plus Fixed Option - An Investment Option to which Purchase Payments (or portions thereof) may be allocated. Amounts allocated to the DCA Plus Fixed Option are held in our General Account and receive interest at rates declared periodically (the "Guaranteed Interest Rate"), but not less than an annual rate of 3%.

     DCA Plus Fixed Option Value - The portion of the Contract Value allocated to the DCA Plus Fixed Option.

     Guaranteed Interest Rate - The effective annual rate of interest in effect at the time a Purchase Payment (or portion thereof) is allocated to the DCA Plus Fixed Option during the Guarantee Term. This rate will not be less than an annual rate of 3%.

     Guarantee Term - The period during which the amounts you allocate to the DCA Plus Fixed Option earns a specified Guaranteed Interest Rate.

     Investment Option - A Variable Account or the DCA Plus Fixed Option offered under the Contract.

DCA Plus Program - Under the DCA Plus program, you authorize, in a form satisfactory to us, the automatic transfer of amounts at monthly intervals from the DCA Plus Fixed Option to one or more Variable Investment Options over a period of up to one (1) year. We reserve the right to change the terms and conditions of the DCA Plus program at any time.

DCA Plus Fixed Option - Prior to the Annuity Date, you may allocate all or part of a Purchase Payment to the DCA Plus Fixed Option. The minimum Initial Purchase Payment allocation to the DCA Plus Fixed Option may not be less than $5,000. Each subsequent Purchase Payment allocation to the DCA Plus Fixed Option may not be less than $250.

The Initial Purchase Payment (or any portion thereof) allocated to the DCA Plus Fixed Option will begin a Guarantee Term of a duration (of up to one year) selected by you from among those currently being offered by us. Only one Guarantee Term under the DCA Plus Fixed Option may be in effect at any time.


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Amounts allocated to the DCA Plus Fixed Option are held in our General Account and receive interest at rates declared periodically by us. Subject to applicable law, we have sole discretion over the investment of our General Account assets.

Crediting of Interest - We will credit interest at the applicable Guaranteed Interest Rate during the Guarantee Term on amounts allocated to the DCA Plus Fixed Option, while the Annuitant is living and the Contract is in force.

The Initial Purchase Payment allocation to the DCA Plus Fixed Option will be credited with interest at the Guaranteed Interest Rate in effect at the start of the Guarantee Term and will remain in effect for that Purchase Payment until the Guarantee Term ends.

Subsequent Purchase Payments (or portions thereof) allocated to the DCA Plus Fixed Option will be credited with interest at the Guaranteed Interest Rate then in effect on the Business Day that the allocation is effective and will remain in effect for that Purchase Payment until the Guarantee Term ends.

We will stop crediting interest on that portion of the DCA Plus Fixed Option Value that is withdrawn, transferred (including transfers to the Loan Account), or applied to provide an annuity, including any:

     . withdrawal fees;
     . withdrawal charges;
     . annual fees; and
     . charges for premium taxes and/or other taxes.

We do so as of the end of the Business Day any such transaction is effective.

DCA Plus Fixed Option Value: The DCA Plus Fixed Option Value on any Business Day is the DCA Plus Fixed Option Value on the prior Business Day, increased by any additions to the DCA Plus Fixed Option on that day as a result of any:

     . interest; and
     . Purchase Payments received by us and allocated to the DCA Plus Fixed
       Option;

and decreased by any deductions from the DCA Plus Fixed Option on that day as a result of any:

     . transfers, including transfers to the Loan Account;
     . withdrawals, including any applicable withdrawal charges;
     . withdrawal fees;
     . amounts applied to provide an annuity;
     . annual fees;
     . charges for premium taxes and/or other taxes; and . proportionate reductions for annual charges for expenses relating to optional benefit riders attached to the Contract.

Transfer of DCA Plus Fixed Option Value - The first monthly transfer to the Variable Investment Options you have selected will start on the same day of the month following the start of the Guarantee Term. Subsequent transfers will be made on the same day of each month thereafter.

The amount of each transfer will be equal to the DCA Plus Fixed Option Value on the day of transfer divided by the remaining number of transfers in the Guarantee Term. At the end of the Guarantee Term, transfers to the selected Variable Investment Options will end and the provisions of this Rider will cease to be operative, unless a new Guarantee Term is established.

Special Restrictions on Transfers to the DCA Plus Fixed Option - No transfers may be made from any other Investment Option to the DCA Plus Fixed Option.


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Establishment of New Guarantee Term - Prior to the Annuity Date, you may request a new Guarantee Term only after the existing Guarantee Term has ended. Any new Guarantee Term will be of a duration (of up to one year) selected by you from among those currently being offered by us at such time and will be subject to the provisions of this rider.

Delay of Payment - Generally, withdrawals, transfers, or exchange requests will be made within seven (7) days from receipt of the requested withdrawal, transfer, or exchange, in a form satisfactory to us. Payment of any withdrawal, transfer or exchange to or from a Variable Account may be delayed after our receipt of the requested withdrawal, transfer, or exchange under certain circumstances. These include:

     . a closing of the New York Stock Exchange other than on a regular holiday or weekend;
     . a trading restriction by the SEC; or
     . an emergency declared by the SEC.

We may delay payments or transfers from our General Account (which would include payment of the withdrawal proceeds and transfers from the DCA Plus Fixed Option, loans, fixed annuity payments and lump sum death benefit payments, unless state law requires otherwise) for up to six (6) months after the requested effective date of the transaction. Any amount delayed, so long as it is held under the DCA Plus Fixed Option, will continue to earn interest at the Guaranteed Interest Rate(s) then in effect until the applicable Guaranteed Term in effect has ended, and not less than 3% on an annual basis thereafter. If you make any Purchase Payment by check, other than a cashier's check, we may delay making payments to you until your check has cleared.

Discontinuance of Transfers - You may, at any time while this Rider is in effect, discontinue transfers from the DCA Plus Fixed Option. Your request to discontinue the transfers will normally be effective as of the end of the Business Day such request, in a form satisfactory to us, is received at our Service Center.

Upon discontinuance, transfers from the DCA Plus Fixed Option to the selected Variable Investment Options will end. We will transfer any amount remaining in the DCA Plus Fixed Option to the Money Market Investment Option, unless you instruct us to transfer such amounts to other Investment Options. The provisions of this Rider will then cease to be operative, unless a new Guarantee Term is established.

Annuitization - Any net amount you convert to a fixed annuity will be held in our General Account (but not under the DCA Plus Fixed Option).

The Net Contract Value, less any charges for premium taxes and/or other taxes, when converted, will, subject to our minimum requirements, be converted as follows:

     . the net amount from the DCA Plus Fixed Option Value will be converted to a fixed annuity and held in our General Account; and

     . the net amount from the Variable Account Value will be applied to a variable annuity and applied to the Subaccounts in proportion to the Account Value in each Subaccount on the Annuity Date.

Continuation of Rider if Surviving Spouse Continues Contract - If the Owner dies while transfers are being made from the DCA Plus Fixed Option and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then such transfers will continue to be made from the DCA Plus Fixed Option to the selected Variable Investment Options, until the Guarantee Term ends. At the end of the Guarantee Term, the provisions of this Rider will cease to be operative, unless a new Guarantee Term is established. The DCA Plus Fixed Option will remain as an available Investment Option to which Purchase Payments (or portions thereof) may be allocated.


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Termination of Rider - Except as otherwise provided under the Continuation of
Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will terminate upon the occurrence of one of the following events:

     (a) the date death benefit proceeds become payable under the Contract;

     (b) the date the Contract is terminated; or

     (c) the Annuity Date.

Effective Date - This Rider is effective as of the Contract Date.

All other terms and conditions of the Contract remain unchanged.

                         PACIFIC LIFE INSURANCE COMPANY

      /s/ THOMAS C. SUTTON                       /s/ AUDREY L. MILFS
Chairman and Chief Executive Officer                   Secretary

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